1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Corey F. Rose corey.rose@dechert.com +1 202 261 3314 Direct

July 8, 2022

VIA EDGAR

Jeffrey A. Foor

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549-4644

Re:	Hartford Schroders Private Equity Fund (File Nos. 333-262271 and 811-23776)

Dear Mr. Foor:

This letter responds to the comments provided in writing on February 22, 2022, in connection with your review of the registration statement on Form N-2 (the “Registration Statement”) for Hartford Schroders Private Equity Fund (the “Fund”) filed with the U.S. Securities and Exchange Commission (“SEC”) on January 21, 2022. The comments of the SEC staff (“Staff”), followed by the Fund’s responses, are set forth below. Contemporaneously with filing this letter, the Fund is filing Pre-Effective Amendment No. 1, which reflects the responses below. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Comment 1.          Please confirm in your response letter that FINRA has reviewed the proposed underwriting terms and arrangements for the transactions described in the registration statement, including the amount of compensation to be allowed or paid to the underwriters and any other arrangements among the Fund, the underwriter, and other broker dealers participating in the distribution, and that FINRA has issued a statement expressing no objections to the compensation and other arrangements.

Response 1.          The Fund respectfully notes that the offering of its Shares to the public is not subject to a FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(h)(2)(L). Instead, the compensation paid by the Fund is subject to FINRA Rule 2341.

July 8, 2022 Page 2

Comment 2.         Tell us if you have presented any test-the-waters materials to potential investors in connection with this offering. If so, we may have additional comments. (See Rule 163B under the Securities Act of 1933 (“Securities Act”)).

Response 2.         The Fund has not presented and does not intend to present any test-the-waters materials in connection with this offering.

Cover Page

Comment 3.          The cover page appears to be several pages long. Please consider revising the disclosure so that it does not exceed two pages.

Response 3.          The Fund has revised the disclosure to shorten the length of the cover page.

Prospectus

Comment 4.          The Hartford Schroders Private Equity Fund has the term “private equity fund” in its name. In our view, the use of this term by the Fund is misleading because the term “private equity fund” connotes a specific type of unregistered investment fund, which a registered fund is not. Please remove the term “private equity fund” from the Fund’s name, or otherwise modify the Fund’s name so that it is not misleading.

Response 4.         The Fund will revise its name as follows: Hartford Schroders Private Equity Opportunities Fund.

Investment Opportunities and Strategies

Comment 5.          On page 1, the prospectus states, “Under normal circumstances, the Fund intends to invest and/or make capital commitments of at least 80% of its assets in or to private equity investments of any type….” Please revise this statement as the Fund may not count unfunded commitments towards its 80% test since that test is based on “net assets.” In the alternative, the Fund may adjust its name to satisfy the names rule.

Response 5.          The Fund respectfully disagrees with the Staff’s view that the use of the term “private equity” in the Fund’s name implicates Rule 35d-1. Thus, the Fund respectfully submits that the use of the term “private equity” in the Fund’s name does not require the Fund to establish a policy of investing at least 80% of its assets in “private equity,” nor does it dictate the language used to describe any such policy that the Fund might otherwise choose to adopt. The term “private equity” is commonly understood to refer to a type of investment strategy that is effectuated through the use of various types of investments across many different industries. Investment decisions based on a “private equity” strategy may cause a fund to have exposure to many types of investments, including investment funds, direct equity investments in operating companies and other types of investments. The Fund respectfully submits that the term “private equity” refers to the Fund’s investment strategy, rather than to a specific type of investment. The Fund notes that Rule 35d-1 under the 1940 Act does not apply to terms that suggest an investment objective or strategy. See Frequently Asked Questions about Rule 35d-1 (Investment Company Names) (hereinafter FAQ), at Question 9, available at www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm.

July 8, 2022 Page 3

Notwithstanding all of the foregoing, the Fund intends to change its name as discussed in the response to Comment 4. However, the Fund respectfully declines to make any additional changes in response to this comment for the reasons set forth above.

Buyout

Comment 6.          On page 3, the disclosure states, “The focus on small and medium-sized buyouts opportunities gives the Fund a distinction to other semi-liquid private equity funds….” In light of other disclosure describing the limited liquidity (or potential illiquidity of the Fund), please revise so as to remove the implication that the Fund is “semi-liquid.”

Response 6.          The Fund has revised the disclosure as follows:

“The focus on small and medium-sized buyouts opportunities distinguishes the Fund from other closed-end funds with limited liquidity….”

ESG Restrictions

Comment 7.      On pages 5 and 6, please revise the ESG discussion to replace general statements with more specific disclosure. In particular, please list all industries that are excluded for investment purposes. Please replace ambiguous terms, such as “generally” and “typically” as well as, “certain industries” and “including, but not limited to,” with more specific explanations of the fund’s ESG restrictions. In addition, please disclose more specific standards for how the fund determines whether a company is “significantly involved” in excluded industries or practices. For example, please remove “typically” from the statement, “Sub-Advisers typically use revenue thresholds” and clarify the particular “revenue thresholds” that are applied to potential investments.

Response 7.      The Fund has revised its disclosure as follows:

ESG Restrictions – The Fund does not generally invest directly in companies that are significantly involved in certain industries, product lines or services, including but not limited to, tobacco, pornography, weapons, predatory lending and thermal coal, as determined from time to time by the Sub-Advisers, unless the Sub-Advisers view the issuer as one which contributes to or is aligning itself with long-term ESG initiatives. In addition, the Fund does not directly invest in companies that are significantly involved in certain industries, product lines or services, such as controversial weapons. In determining whether a company is significantly involved in the industries, product lines or services listed above, the Sub-Advisers typically use revenue thresholds attributed to certain industries, product lines or services (e.g., companies that derive 10% or more of their revenues from thermal coal power generation~~thermal coal power generation~~) and categorical exclusions for other industries, product lines or services (e.g., controversial~~non-conventional~~ weapons). These exclusionary criteria may be updated periodically by the Sub-Advisers without notice to shareholders to, among other things, add or remove certain industries, product lines or services from the screening process, revise the revenue thresholds and categorical exclusions applicable to such activities, or change particular industries, product lines or services from a categorical exclusion to a revenue threshold, or vice versa. In addition, the Fund will generally not invest in an Investment Fund if the Investment Fund’s underlying portfolio companies, in aggregate, violate the ESG exclusions discussed above at the time of the Fund’s commitment. When investing in Investment Funds, the Fund will also generally seek to negotiate with the Investment Fund’s general partner to “carve out” exposure to an Investment Fund’s underlying investments that violate the ESG exclusions discussed above such that the Fund would not have indirect exposure to such investments, however there can be no guarantee that the Fund will be successful in such negotiations.

July 8, 2022 Page 4

Comment 8.          Please disclose how the ESG exclusions apply to the Fund’s investments in other funds. Will the fund look through to the portfolios of the underlying funds and not invest in a fund if it has exposure to the excluded industries? Is such a “look through” possible to do since the Fund can invest in other funds that are blind pools? Given this potential difficulty, will the fund instead only invest in other funds with similar ESG exclusions?

Response 8.          When acquiring a limited partnership stake in an Investment Fund, part of the Sub-Advisers’ due diligence is to evaluate the Investment Fund’s underlying portfolio companies. The Sub-Advisers will generally decline to invest in an Investment Fund if they determine that, in aggregate, the Investment Fund’s assets are invested in underlying portfolio companies that do not meet ESG exclusions.

The Fund will seek to include ESG exclusions in side-letter agreements with Investment Funds. Under such an arrangement, if the general partner of an Investment Fund pursues an investment in a company that would violate the agreed upon ESG exclusions, the Fund would be notified and would be able to elect to be excluded from gaining exposure to that specific investment. The Fund would then generally elect to be excluded from gaining exposure to that specific investment. If the Fund is not able to successfully negotiate such a provision into a side-letter agreement, the Sub-Advisers will assess the risk that the Investment Fund’s future underlying portfolio companies will not meet the ESG exclusions based on, among other considerations, the Investment Fund’s general partner’s historical investment activity and the Sub-Advisers’ discussions with the Investment Fund’s general partner about its anticipated future investments. The Sub-Advisers will use this risk assessment to determine whether or not to pursue the investment in the Investment Fund.

July 8, 2022 Page 5

The Fund has revised its disclosure in response to this comment. The revised disclosure is included in the response to Comment 7.

Purchases of Shares

Comment 9.          On page 7, the disclosure indicates that the fund reserves the right to waive the minimum initial investment requirement of $25,000. We note that registered closed-end funds that invest more than 15% of their net assets in such hedge funds or private equity funds should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please disclose in the prospectus any and all exceptions to the $25,000 minimum investment requirement. Please note we may have additional comments.

Response 9.          The Fund has revised the applicable disclosure as follows:

. . . The Fund reserves the right to waive the above investment minimums with respect to certain employees, officers or Trustees of the Fund, the Adviser or its affiliates who qualify as accredited investors.

Eligible Investors

Comment 10.      In discussing the eligibility requirements, on page 8, the disclosure states, “The Adviser may from time to time impose stricter or less stringent eligibility requirements.” Please confirm that the adviser or Fund will not waive the accredited investor requirement, except for knowledgeable employees of the Fund or adviser. Please revise the disclosure accordingly.

Response 10.      The Fund confirms that neither the Adviser or Fund will waive the accredited investor requirement, except for knowledgeable employees of the Adviser or the Fund or as otherwise permitted by the SEC or its Staff. The Fund has revised the relevant disclosure accordingly.

July 8, 2022 Page 6

Share Repurchases

Comment 11.      On page 9, the disclosure states, “In addition, the Fund has the right to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust.” Please remove overly broad disclosure permitting involuntary redemptions when “in the best interest” of the Fund and replace this disclosure with language stating that involuntary redemptions will be conducted consistent with Rule 23c-2 under the Investment Company Act of 1940 and the declaration of trust. Please revise similar disclosure elsewhere in the registration statement, for example on page 62, and also remove bulleted language permitting repurchases where the “ownership of Shares by a shareholder may be harmful or injurious to the business or reputation of the Fund, the Board, the Adviser or Sub-Advisers or any of their affiliates….”

Response 11.      The Fund has revised the disclosure on page 9 as follows:

“In addition, the Fund has the right, subject to applicable law, to repurchase Shares of shareholders if the Fund determines that the repurchase is in the best interest of the Fund or upon the occurrence of certain events specified in the Fund’s Agreement and Declaration of Trust.”

The Fund respectfully notes that the provision exists for the protection of all shareholders so that one shareholder may not jeopardize the tax or other status of the Fund, and any action would be subject to the approval of the Board, a majority of which consists of independent Trustees. Any repurchase of shares under this provision would be conducted either: (i) pursuant to Rule 23c-2 and not unfairly discriminate against a holder of the Fund’s securities; (ii) pursuant to Rules 23c-1(a) and/or Rule 23c-1(b) and the conditions thereunder; or (iii) pursuant to Rule 23c-1(c), in which case the Fund would file an application with the Commission for an order under Section 23(c)(3) of the 1940 Act permitting the purchase of any security of which it is the issuer which does not meet the conditions of Rule 23c-1 and which is not made pursuant to a repurchase offer. Accordingly, the Fund respectfully declines to make any further changes in response to this comment.

Responsible Investing

Comment 12.      On page 25, we are concerned that several statements in this section may be misleading. Based on the disclosure provided in the registration statement, the Fund’s strategy appears to integrate ESG factors into the selection process, but there is no indication that ESG factors are “central” considerations or “key drivers” of decisions. Further, the Fund does not disclose any “positive” screens that emphasize investing in companies or funds with positive ESG elements. Finally, the reference to “impact” investing appears misleading since the Fund’s strategy has no disclosure suggesting it seeks to achieve an ESG-related impact. Please delete this section or revise it in such a way that it is no longer misleading.

July 8, 2022 Page 7

Response 12.      The Fund has removed the “Responsible Investments” disclosure.

Other Investment Company Risk

Comment 13.      On page 40, the risk disclosure includes a discussion of business development companies. Please clarify if the Fund intends to invest in such entities and, if so, consider disclosing such investments in previous disclosure regarding the Fund’s investments.

Response 13.      The Fund confirms that it may invest in business development companies, but business development companies are not a principal investment of the Fund. The Fund respectfully declines to make any revisions in response to this comment.

Prior Performance of the Sub-Adviser

Comment 14.      On page 78, we note the prior performance presentation reflects, “the past performance of a composite of certain accounts managed by Schroder Investment Management North America Inc. and/or Schroders Capital Management (US) Inc., which serve as the sub-adviser and sub-subadviser, respectively, to the Fund.” Please clarify if both advisers managed all of the accounts in the composite together or, does the composite include some accounts managed by only one of the named advisers. We may have additional comments.

Response 14.      The Fund notes that only Schroders Capital Management (US) Inc. manages the fund that currently comprises the composite and that Schroder Investment Management North America Inc. is not involved in managing that fund. The Fund also notes that the composite has only included this fund. The Fund will revise the disclosure accordingly.

Comment 15.      In the narrative preceding the performance presentation, disclosure reflects that the performance in the composite is adjusted by deducting the Fund’s expenses listed in the fee table. Please also state that the performance presentation includes the maximum applicable sales load.

Response 15.       The Fund has incorporated this comment.

Comment 16.      Please explain to us why the MSCI World Index is an appropriate benchmark since it is comprised of public companies, whereas the Fund’s primary focus is on investing in private companies.

Response 16.      The Fund has decided to use the MSCI All Country World Index (“MSCI ACWI”) as its benchmark. The Fund believes that MSCI ACWI is an appropriate benchmark despite being comprised of public companies because it is the best available, most representative broad-based index that represents the Fund’s investments. The Fund notes that Item 24, Instruction 4(g)(2)(F) of Form N-2 defines an appropriate broad-based securities market index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” MSCI ACWI is not administered by an affiliated person of the Fund, the Fund’s investment adviser or the Fund’s distributor. Accordingly, the Fund believes that the index meets the definition of “appropriate broad-based securities market index” provided in Form N-2.

July 8, 2022 Page 8

With respect to the selection of broad-based securities market indexes for registered open-end investment companies, the SEC stated that “[the ‘appropriate index’ language] would give a fund a considerable degree of flexibility to select an index that it believes best reflects the markets in which the fund invests. In some cases, of course, there will not be an index available that encompasses the types of securities in which the fund invests. Nonetheless, a broad market index could always be used to serve as a benchmark for how an alternative, unmanaged investment in the securities market performed during the period” (emphasis added).1 In addition, the Fund emphasizes that, consistent with the SEC’s guidance that funds should have “a significant degree of flexibility to select an index that it believes best reflects the markets in which the fund invests”, funds should be given considerable deference in determining whether a benchmark index is an “appropriate broad-based securities market index” so long as the index satisfies the Form N-2 definition as is the case with respect to the Fund.

Statement of Additional Information

Comment 17.      In the discussion of the Fundamental Investment Restrictions, on page 31, please revise the discussion of the Fund’s concentration policy to reflect that the Fund will consider the investments of other investment companies when determining compliance with the Fund’s own concentration policy.

Response 17.      The Fund has incorporated this comment and added the following disclosure:

To the extent an underlying Investment Fund has adopted an 80% policy that indicates investment in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

Comment 18.      On page 41, Repurchase Offers, please add disclosure explaining when any tendering shareholders will be paid and how such payment will be accomplished (e.g., cash). Please note, we may have additional comments.

[1]	Disclosure and Analysis of Mutual Fund Performance Information; Portfolio Manager Disclosure, SEC Release No. IC-17294 (Jan. 8, 1990).

July 8, 2022 Page 9

Response 18.      The Fund has incorporated this comment and added the following disclosure to the “Repurchase Offers” section:

“The Fund generally expects to distribute to the holder of Shares that are repurchased a promissory note entitling such holder to the payment of cash in satisfaction of such repurchase. However, there can be no assurance that the Fund will have sufficient cash to pay for Shares that are being repurchased or that it will be able to liquidate Investments at favorable prices to pay for repurchased Shares. The Fund has the right to distribute securities as payment for repurchased Shares in unusual circumstances, including if making a cash payment would result in a material adverse effect on the Fund. . . .

The Promissory Note will be repaid as soon as possible following the determination of the NAV for the corresponding Valuation Date.”

General Comments

Comment 19.      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response 19.      The Fund acknowledges that the Staff may have additional comments.

Comment 20.      Responses to this letter should be made in a letter filed on EDGAR and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the pre-effective amendment.

Response 20.      The Fund acknowledges this comment and, as noted above, is filing Pre-Effective Amendment No. 1, which reflects the responses herein.

Comment 21.      We remind you that the Fund and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

July 8, 2022 Page 10

Response 21.      The Fund acknowledges this comment.

* * *

Should you have any questions regarding this letter, please contact the undersigned at 202-261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Alice A. Pellegrino

John V. O’Hanlon

Alexander C. Karampatsos